Orckit Communications Reports 2010 Fourth Quarter and Year End Results

TEL AVIV, Israel, February 15, 2011 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the fourth quarter and year ended December 31, 2010.

Revenues in the fourth quarter of 2010 were $6.6 million compared to $4.7 million in the previous quarter ended September 30, 2010 and $3.0 million in the comparable quarter last year. Net loss for the quarter ended December 31, 2010 was $5.5 million, or $(0.27) per share, compared to $6.0 million, or $(0.31) per share, for the previous quarter ended September 30, 2010 and $6.9 million, or $(0.41) per share, for the fourth quarter of 2009. Adjustments related to the valuation of the conversion terms of the Company’s convertible notes issued in March 2007 resulted in financial expense of $374,000 in the quarter ended December 31, 2010, $440,000 in the quarter ended September 30, 2010 and $594,000 in the quarter ended December 31, 2009.

Revenues for the year ended December 31, 2010 were $14.6 million compared to $12.7 million for the year ended December 31, 2009. Net loss for the year ended December 31, 2010 was $25.4 million, or $(1.33) per share, compared to $23.1 million, or $(1.40) per share, for the year ended December 31, 2009. Adjustments related to the valuation of the conversion terms of the Company’s convertible notes resulted in financial expense of $1.2 million in the year ended December 31, 2010 and $1.9 million in the year ended December 31, 2009.

Results for the year ended December 31, 2010 include other income of $1.6 million as a result of the sale of an equity investment in the first quarter of 2010. Results for the year ended December 31, 2009 include financial income of $3.0 million resulting from the repurchase of a portion of the Company's convertible notes in the first quarter of 2009.

Key highlights for the quarter and year:
•	Continued momentum in revenue growth with visibility into full-year 2011;
•	Increased installed base to about 20 customers, highly-regarded service providers that are diverse in terms of size, region and business;
•	Initiated shipments to BSNL through ITI – Orckit’s second channel partner in India;
•	Added customers through regional partnerships and collaborations in Europe;
•
Raised net proceeds of $7.8 million in a registerd offering of ordinary shares and warrants that closed on December 3, 2010, including an aggregate of $660,000 that is subject to shareholder approval.  The offering includes $2.5 million invested by related parties under the same terms as outside investors: Catalyst Private Equity Partners (Israel) II LP, a private equity fund for which Mr. Yair Shamir, one of Orckit's directors, serves as the Chairman of the management company, Mr. Izhak Tamir, Chairman of the Board and President and a co-founder of Orckit, and Mr. Eric Paneth, Chief Executive Officer, a director and a co-founder of Orckit. Closing of the investment by Izhak Tamir and Eric Paneth is subject to shareholder approval at a shareholders’ meeting that is scheduled to take place on Thursday, March 10, 2011.

Izhak Tamir, Chairman and President of Orckit, commented, “The investment we made in our business over the past few years continues to drive growth. Revenues in the quarter increased sharply on a year-over-year and sequential basis – up 119% from last year’s comparable quarter and 42% from the prior quarter -- reflecting a substantial increase to our installed base of global service providers.  We ended 2010 with about  20 customers representing a healthy mix in terms of business, size and region.  Moreover, this base provides us with visibility into 2011.  Given where we are today, we expect approximately $25 million in revenues for the full year 2011, which would be up over 70% compared to our revenues in 2010."

Mr. Tamir continued, “Our improved performance is supported by our ability to move quickly on market trends and develop strategic relationships worldwide.  A good example of our accomplishments in both regards is our growth in India, which we have identified as a major driver for the Company, particulary given the government’s directive to stimulate broadband access countrywide.  Orckit-Corrigent products work well with the technology used by local operators in India and offer reliable and cost effective solutions to help meet the government’s mandate.  These attributes were among the decididing factors for two OEM channels in choosing our solutions to deploy BSNL’s GPON based network.  We started to recognize revenues from our shipments to BSNL in Q3 2010 and we believe that India will continue to be our main growth engine.

“Over the year, we have also developed a strong sales and marketing team, and cultivated key strategic partnerships in high potential markets that have contributed to the growth in our installed base.  Moreover, we continue to benefit from the growing trend of service providers seeking next generation technology.  Our vast experience led us to anticipate this trend and perfect our technology ahead of the market.  As a result, we have existing field experience, a mature product line and a technological competitive edge that we believe differentiates our offerings from our competitors.”

Mr. Tamir concluded, “Our top-line performance for the quarter and the full year 2010 illustrates that our business continues to gain traction.  We are well positioned in our market to execute our growth strategy and we are highly confident in our ability to build momentum as the year progresses.”

Conference Call
Orckit Communications will host a conference call on February 15, 2011, at 9:00 a.m. ET. The call can be accessed by dialing 1-877- 316-9044 (United States) and 1-706- 634-2329 (International). Please utilize the code 34976709.

A replay of the call will be available at www.orckit.com. A dial-in replay of the call will be also available through March 15, 2011 at 11:59 p.m. at 1-800- 642-1687 (United States) and 1-706-645-9291 (International). To access this replay, enter the following code: 34976709.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products.

With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.

Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.

Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit http://www.orckit.com

Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

TABLES TO FOLLOW

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31	December 31
	2010	2009
ASSETS
Current assets:
Cash and short term marketable securities	$24,385	$31,427
Trade receivables	6,624	458
Other receivables	3,197	1,145
Inventories	3,183	2,702
	______	______
Total current assets	37,389	35,732

Long term marketable securities	11,161	15,916
Severance pay fund	3,611	3,294
Property and equipment, net	923	1,103
Deferred issuance costs, net	173	312
	______	______
Total assets	$53,257	$56,357
	======	======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Trade payables	$3,778	$4,454
Accrued expenses and other payables	6,910	6,976
Deferred income	1,933	1,371
	______	______
Total current liabilities	12,621	12,801

Long term liabilities :

Convertible subordinated notes	26,151	24,035
Adjustments due to convertible notes conversion terms	(1,213)	(2,039)
Convertible subordinated notes, net	24,938	21,996

Accrued severance pay and other	4,446	4,096
	______	______
	29,384	26,092

Total liabilities	42,005	38,893

Shareholders' equity	11,252	17,464
	______	______
Total liabilities and shareholders' equity	$53,257	$56,357
	======	======

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31		December 31
	2010	2009	2010	2009

Revenues	$6,644	$3,030	$14,631	$12,727

Cost of revenues	3,957	2,109	9,340	8,244
	______	______	______	______
Gross profit	2,687	921	5,291	4,483

Research and development expenses, net	3,271	3,450	14,098	13,608

Selling, marketing, general and administrative expenses	4,465	3,620	16,498	15,677
	______	______	______	______
Total operating expenses	7,736	7,070	30,596	29,285
	______	______	______	______
Operating loss	(5,049)	(6,149)	(25,305)	(24,802)

Financial income (expenses), net	(98)	(115)	(448)	3,603
Adjustments due to convertible notes conversion terms	(374)	(594)	(1,222)	(1,863)
Total financial income (expense), net	(472)	(709)	(1,670)	1,740

Other income	0	0	1,624	0
	______	______	______	______

Net loss	$(5,521)	$(6,858)	$(25,351)	$(23,062)
	======	======	======	======
Net loss per share - basic and diluted	$(0.27)	$(0.41)	$(1.33)	$(1.40)
	======	======	======	======
Weighted average number of shares outstanding - basic and diluted	20,531	16,562	19,024	16,483
	======	======	======	======